Mail Stop 6010

August 23, 2007

Steven W. King
President and Chief Executive Officer
Peregrine Pharmaceuticals, Inc.
14282 Franklin Avenue
Tustin, California 92780

> **Re: Peregrine Pharmaceuticals, Inc.**
> **Schedule 14A**
> **Filed August 17, 2007**
> **File No. 1-32839**

Dear Mr. King:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3

Does The Company Plan On Issuing Additional Shares, page 11

1.   Please clarify whether you currently have any plans to issue any of the shares that would be authorized through this proposal. We note that you refer at the bottom of page 11 to arrangements that are described in your Form 10-K. If you have any plans to issue shares, please describe the plans in this section of your filing and state, if known, how many shares will be issued pursuant to each such plan. After discussing all of the plans, state definitively that you have no other plans other than the ones that you have described in this section of your filing.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Steven W. King
Peregrine Pharmaceuticals, Inc.
August 23, 2007
Page 3

cc: Mark R. Ziebell, Esq.
        Snell & Wilmer LLP
        600 Anton Boulevard, Suite 1400
        Costa Mesa, California 92626